                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                        UNIVERSAL HEALTH SERVICES, INC.
        ----------------------------------------------------------------
                                (Name of Issuer)

                      Class B Common Stock, $.01 Par Value
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                   913903100
                         -----------------------------
                                 (CUSIP Number)

                             Stephen M. Vine, Esq.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                        65 East 55th Street, 33rd Floor
                           New York, New York  10022
                                 (212) 872-1000
       -----------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 15, 1994
                    ---------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 5 Pages
                              Exhibit Index: None

                                  SCHEDULE 13D


CUSIP NO. 913903100                                                                                                PAGE 2 OF 5 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 GEORGE SOROS (doing business as SOROS FUND MANAGEMENT)

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  /  /
                                                   b.  /  /

3        SEC Use Only

4        Source of Funds*

                 AF

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  /  /

6        Citizenship or Place of Organization

                 UNITED STATES

                          7       Sole Voting Power
  Number of                             650,000
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 0
    Each
  Reporting               9       Sole Dispositive Power
   Person                               650,000
    With
                          10      Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

         650,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*                   /  /

13       Percent of Class Represented By Amount in Row (11)

         4.98%

14       Type of Reporting Person*

         IA; IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No.3 to Schedule 13D relates to shares (the "Shares") of Class B Common Stock, $.01 par value, of Universal Health Services, Inc. (the "Issuer"). This statement on Schedule 13D is being filed by the Reporting Person to report a recent disposition of Shares as a result of which the Reporting Person became the beneficial owner of less than 5% of the outstanding Shares. This statement on Schedule 13D amends the initial statement on
Schedule 13D filed by the Reporting Person on May 19, 1994, as amended by Amendment No. 1 on June 29, 1994 and by Amendment No. 2 on October 27, 1994 (collectively, the "Initial Statement"). Reference is made to the Initial Statement for information concerning certain defined terms used herein but not otherwise defined herein.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

                 (a) The Reporting Person may be deemed the beneficial owner of 650,000 Shares (approximately 4.98% of the total number of Shares outstanding). This number consists of (i) 342,300 Shares held for the account of Quantum Partners (approximately 2.62% of the total number of Shares outstanding) and (ii) 307,700 Shares held for the account of Quasar Partners (approximately 2.36% of the total number of Shares outstanding). Mr. Soros, as sole proprietor of SFM, may be considered a beneficial owner of the Shares held for the account of the SFM Clients by reason of the SFM Contracts with the SFM Clients for the purposes of Section 13(d) of the 1934 Act.

                 (c) A schedule identifying all transactions involving the Shares effected by the Reporting Person since October 27, 1994 (the date of the most recent filing on Schedule 13D) is included as Annex A hereto which is incorporated by reference in response to this Item 5(c). Each of the transactions was executed in conventional brokerage transactions in the over-the-counter market. Except for the transactions listed in Annex A, there have been no transactions with respect to the Shares since October 27, 1994, by the Reporting Person or other persons identified in response to Item 2.

                 (e) The Reporting Person ceased to be the beneficial owner of five percent or more of the outstanding Shares on November 15, 1994.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

                 (a) Power of Attorney, dated December 11, 1991, granted by Mr. George Soros in favor of Mr. Sean C. Warren (filed as Exhibit A to the Initial Statement and incorporated herein by reference).

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




Date:  November 16, 1994                           GEORGE SOROS


                                          By:      /s/ Sean C. Warren
                                                   ---------------------------

                                                   Sean C. Warren
                                                   Attorney-in-Fact

                                    ANNEX A

     RECENT TRANSACTIONS IN COMMON STOCK OF UNIVERSAL HEALTH SERVICES, INC.

    For the Account of        Date of Transaction         Nature of Transaction         Number of Shares        Price per Share($)
- -----------------------     -----------------------     -------------------------     --------------------    ----------------------
 Quasar International               11/10/94                    Purchase                     3,100                          26.050
  Partners C.V.(1)                  11/15/94                      Sale                      62,800                          25.375



    For the Account of        Date of Transaction         Nature of Transaction         Number of Shares        Price per Share($)
- -----------------------     -----------------------     -------------------------     --------------------    ----------------------
 Quantum Partners LDC(1)            11/10/94                    Purchase                     4,200                          26.050
                                    11/15/94                      Sale                      69,600                          25.375




- ------------------------
(1)  Transactions effected at the direction of Soros Fund Management